Exhibit 99.1

CEC ENTERTAINMENT, INC. AND LEO HOLDINGS, CORP. ANNOUNCE

EXECUTION OF BUSINESS COMBINATION AGREEMENT

Transaction Reintroduces CEC Entertainment, Inc. as a Publicly Listed Company to Trade on the NYSE

Joint Investor Conference Call Scheduled for Today at 11:00 a.m. ET

LONDON, UK & IRVING, TEXAS – April 8, 2019 – CEC Entertainment, Inc. (“CEC” or the “Company”), a nationally recognized leader in family entertainment and dining, and Leo Holdings, Corporation (NYSE: LHC) (“Leo”), a publicly traded special purpose acquisition company, announced today that Leo and Queso Holdings, Inc. (“Queso”), the parent company of CEC, together with Queso’s controlling stockholder, an entity owned by funds managed by affiliates of Apollo Global Management, LLC (NYSE: APO) (together with its consolidated subsidiaries, “Apollo”), have entered into a definitive business combination agreement.

CEC is a leading owner, operator, and franchisor of a global network of entertainment and dining venues across two complementary brands, Chuck E. Cheese and Peter Piper Pizza. Chuck E. Cheese creates positive, lifelong memories for families through fun, play, and delicious handmade pizza. Peter Piper Pizza features dining, entertainment, and carryout, and takes pride in delivering quality food and fun that reconnects family and friends.

Immediately following the closing of the proposed transaction, Leo intends to change its name to Chuck E. Cheese Brands Inc. The current CEC executive management team will continue to lead the Company, which will trade on the New York Stock Exchange under ticker symbol CEC. This transaction will reintroduce CEC to the equity capital markets as a publicly listed company with an anticipated initial enterprise value of approximately $1.4 billion or 7.5x the Company’s estimated 2019 Adjusted EBITDA of approximately $187 million. The Apollo funds will not be selling any shares in the transaction and will continue to be CEC’s largest shareholder with approximately 51% ownership of the Company post-closing.

The Boards of Directors of both Leo and Queso have unanimously approved the proposed transaction. Completion of the transaction is subject to Leo shareholder approval and other customary closing conditions. The parties expect that the transaction will close in the second quarter of 2019.

CEC Company Highlights

•	Strong Same Store Sales Momentum:

•	Q1 2019: +7.7% (preliminary)

•	Q4 2018: +3.3%

•	Q3 2018: +2.2%

•	Q2 2018: +1.0%

•	Strong Earnings Momentum:

•	FY 2018 Adjusted EBITDA of $175 million and Adjusted EBITDA Margin of ~20%, respectively

•	LTM Q1 2019 Adjusted EBITDA of $183 million (preliminary)

•	Key Statistics as of Year-end FY 2018:

•	Revenue of $896 million

•	Gross Margin of ~85%

•	750 System-wide Venues:

•	Chuck E. Cheese: 606 system wide venues across 47 states and 14 countries (13% International, 15% Franchised)

•	Peter Piper Pizza: 144 system wide venues across six states (AZ, CA, FL, NM, NV, TX) and Mexico (31% International, 73% Franchised)

•	Average Sales Per Venue:

•	Chuck E. Cheese: ~$1.6 million

•	Peter Piper Pizza: ~$1.8 million

•	Venue Revenue Mix: 45% Food & Beverage / 55% Entertainment & Merchandise

Tom Leverton, Chief Executive Officer, CEC Entertainment, Inc., said, “I am extremely proud of everything that we have accomplished at CEC, and we are pleased to be seeing significant momentum in recent same store sales trends. The executive team is eager to work with Leo as we continue to aggressively pursue opportunities in the next stage of our Company’s evolution. Our future growth plans are based on enhancing the total guest experience, unlocking operational investments, growing and upgrading our venues, and opportunistically pursuing M&A initiatives.”

Lyndon Lea, Chairman and Chief Executive Officer, Leo Holdings, Corp. said, “Having had almost 30 years of experience of investing in the consumer sector, it is clear to me that the iconic Chuck E. Cheese brand is a part of Americana. Rarely do brands possess such rich heritage and imbue such fond memories across generations. In CEC we have secured an extremely attractive acquisition. Not only because of the strength of the brand but, the financial characteristics of low risk growth through existing site refurbishments, 20% Adjusted EBITDA margins and high cash flow conversion make for a compelling investment. The opportunity becomes even more convincing when coupled with the fact that the business has proven resiliency as evidenced by its performance during the last three economic downturns. The acquisition of CEC strongly fulfills the mandate of the Leo shareholders and does so at an attractive valuation. Furthermore, I look forward to partnering with Tom Leverton and his team along with Apollo as we continue to evolve the Chuck E. Cheese business model into the future.”

Andrew Jhawar, Senior Partner and Head of the Consumer and Retail Group at Apollo and Chairman of the Board at CEC Entertainment, Inc., said, “Since Apollo first acquired the Company in 2014, CEC has made significant capital investments in PlayPass technology, store remodels, and the rollout of the All You Can Play initiative which have positioned CEC for tremendous continued growth opportunities going forward. Under Apollo’s ownership, CEC’s passionate leadership team has reinvigorated CEC into the leading Family Entertainment platform that it is today. As the largest continuing shareholder at CEC, we are excited about the collaboration with the Leo team as this transaction will allow CEC to meaningfully de-leverage its balance sheet, thereby unlocking additional free cash flow that will enable the Company to further accelerate investments and realize its growth potential.”

Key Transaction Terms

The transaction will be effected pursuant to the Business Combination Agreement entered into by and among Leo, Queso and Queso’s controlling stockholder. Concurrent with the closing of the transaction, Leo will domesticate as a Delaware corporation, following which Queso will merge with and into Leo with the result that CEC will continue as a wholly-owned subsidiary of Leo, which will be renamed Chuck E. Cheese Brands Inc. (the “Business Combination”).

Concurrent with the consummation of the transaction, additional investors will purchase $100 million of common stock of Leo in a private placement. After giving effect to any redemptions by the public shareholders of Leo, the balance of the approximately $200 million in cash held in Leo Holdings’ trust account, together with the $100 million in private placement proceeds, will be used to pay transaction expenses and de-leverage the Company’s existing capital structure.

Existing shareholders including funds managed by Apollo, the current majority owners of CEC, expect to hold an approximately 51% stake in CEC upon completion of the transaction.

Tom Leverton, Chief Executive Officer, and Jim Howell, Chief Financial Officer, will continue to lead the Company. Lyndon Lea will join the Company’s Board of Directors as Co-Chairman of the Board with Andrew Jhawar of Apollo.

For additional information on the proposed transaction, see Leo’s Current Report on Form 8-K, which will be filed promptly and can be obtained, without charge, at the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.

Citigroup Global Markets Inc. acted as financial advisor, capital markets advisor and private placement agent to Leo. Jefferies LLC acted as financial advisor and capital markets advisor to CEC. Kirkland & Ellis LLP acted as legal counsel to Leo. Morgan, Lewis & Bockius LLP acted as legal counsel to CEC.

Investor Conference Call Information

CEC and Leo will host a joint investor conference call to discuss the proposed transaction on Monday, April 8, 2019 at 11:00 a.m. ET. Hosting the call will be Tom Leverton, Chief Executive Officer, Jim Howell, Chief Financial Officer, CEC Entertainment, Inc. and Lyndon Lea, Chairman and Chief Executive Officer, Leo Holdings, Corp.

Interested parties may listen to the call via telephone by dialing 877-407-0792, or for international callers, 201-689-8263. A telephone replay will be available shortly after the call and can be accessed by dialing 844-512-2921, or for international callers, 412-317-6671 (confirmation code: 13689415).

The conference call webcast and a related investor presentation with more detailed information regarding the proposed transaction will be available at https://www.chuckecheese.com/company/investor-relations under the tab “Business Combination”. The investor presentation will also be furnished today to the SEC and can be viewed at the SEC’s website at www.sec.gov.

About CEC Entertainment, Inc.

CEC Entertainment, Inc. is the nationally recognized leader in family dining and entertainment with both its Chuck E. Cheese and Peter Piper Pizza venues. As America’s #1 place for birthdays and the place Where A Kid Can Be A Kid®, Chuck E. Cheese’s goal is to create positive, lifelong memories for families through fun, play and delicious handmade pizza. With the first-of-its-kind gaming experience, All You Can Play, kids have access to play every game at Chuck E. Cheese, as many times as they want on any day, without any restrictions. Committed to providing a fun, safe environment, Chuck E. Cheese helps protect families through industry-leading programs such as Kid Check®. As a strong advocate for its local communities, Chuck E. Cheese has donated more than $16 million to schools through its fundraising programs and supports its new national charity partner, Boys and Girls Clubs of America. Peter Piper Pizza features dining, entertainment and carryout with a neighborhood pizzeria feel and “pizza made fresh, families made happy” culture. Peter Piper Pizza takes pride in delivering quality food and fun that reconnects family and friends. With a bold design and contemporary layout, an open kitchen revealing much of their handcrafted food preparation, the latest technology and games, and beer and wine for adults, Peter Piper Pizza restaurants appeal to parents and kids alike. As of December 30, 2018, the Company and its franchisees operated a system of 606 Chuck E. Cheese and 144 Peter Piper Pizza venues, with locations in 47 states and 14 foreign countries and territories. For more information, visit chuckecheese.com and peterpiperpizza.com.

About Leo Holdings, Corp.

Leo Holdings, Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

About Apollo Global Management, LLC

Apollo is a leading global alternative investment manager with offices in New York, Los Angeles, San Diego, Houston, Bethesda, London, Frankfurt, Madrid, Luxembourg, Mumbai, Delhi, Singapore, Hong Kong, Shanghai and Tokyo. Apollo had assets under management of approximately $280 billion as of December 31, 2018 in private equity, credit and real assets funds invested across a core group of nine industries where Apollo has considerable knowledge and resources. For more information about Apollo, please visit www.apollo.com.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed Business Combination, including the domestication, Leo intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Leo. After the registration statement is declared effective, Leo will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. Leo’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about CEC, Leo and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of Leo as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Leo Holdings, Corp., 21 Grosvenor Place, London, SW1X 7HF.

Participants in the Solicitation

Leo and its directors and executive officers may be deemed participants in the solicitation of proxies from Leo’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in Leo is contained in Leo’s annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Leo Holdings, Corp., 21 Grosvenor Place, London, SW1X 7HF. Additional information regarding the interests of such participants will be contained in the proxy statement for the proposed Business Transaction when available.

Queso and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and CEC’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and CEC’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and CEC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement, (2) the outcome of any legal proceedings that may be instituted against Leo and CEC following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Business Combination Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the Business Combination to fail to close; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed Business Combination; (6) the inability to obtain or maintain the listing of the post-acquisition company’s ordinary shares on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that CEC or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Leo’s other filings with the SEC. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Leo does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.

Contacts:

For CEC Entertainment, Inc.

Investors

Jim Howell

Chief Financial Officer

CEC Entertainment, Inc.

(972) 258-8507

Raphael Gross, ICR

(203) 682-8253

Raphael.Gross@icrinc.com

Media

Liz DiTrapano, ICR

(646) 277-1226

Liz.DiTrapano@icrinc.com

For Leo Holdings, Corp.

Investors

Sherif Guirgis

(310) 800-1005

guirgis@lioncapital.com